Heroic | Transcript: Matt McCall Testimonial

Matt McCall:
Hi, I'm Matt McCall, and I'd like to encourage you to join the Heroic team.

I've been an investor in and huge fan of Brian Johnson for nearly 10 years.

Over my career, I've invested in over 80 companies, seeing 20,000 business plans, including many household name deca-corns and unicorns.

I'm a true believer in Heroic because it's changed my life. I've had countless entrepreneurs, friends, even my children sign up and go through Optimize and Heroic. (A number of them have even gone on to do the Mastery program.)

Even further, I have tattooed onto my wrist Brian's rally cry from Aristotle of 'ARETE', which reminds me each day about the importance of striving to be the highest version of ourselves. Of course, my tattoo and the size of my wrists are significantly smaller than Brian's (laughing)…

But look, we are all programmed since early childhood to chase blue ribbons to toxically drive ourselves, and yet few of us are told how to thrive and be happy while doing so.

I've had so many successful friends who realized after years on this Hedonic treadmill, that there has to be a healthier, more sustainable and successful way to attack life.

Fortunately, the great wisdom hasn't changed a lot in the last 4,000 years--just the analogs of stories, the frameworks.

However it's not easy to find, digest, read and understand all this wisdom. If any, you've ever tried to read Seneca or the Upanishads or anything along those lines, you'd agree. Let alone remembering what you've read, what the key takeaways were, and then connecting that wisdom across text across centuries into a useful framework going forward.

Brian is one of the most gifted synthesizers that I've ever met in my life. He not only gets the core of the wisdom--at this point, across 600 books and PhilosophersNotes and counting--but he also hangs it all together in a guide for us to help us on our journey. This is an essential need in our increasingly confusing and bifurcated world.

Also, as the content community and connections grow at Heroic, so does the value of the company. This is a rare opportunity to truly impact the world at scale and also invest in an opportunity that naturally compounds and scales with time.

So please join me in supporting this amazing company, this amazing mission and this amazing man.

Thank you very much.

Heroic | Transcript: Heroic on The Mayor's Office

Sean Casey:
I'm I'm..I see you're talking. Hang on, Chinch. I gotta talk to Tim another a second.

So I look at it this way. And Brian Johnson talks about this. If you, me and Chinch went out and played baseball right now, and we were on this open field and I pitch to Tim, Tim crushes, one Chinch goes and runs and gets it. We come back. We're like, "yeah, this is fun!"

Well, that's not as much fun as if we take the foul lines and we run 'em down each line and we put foul poles up. We put a 330' sign in the corner, 385', 410'. We put a fence up that says, if you hit it over this fence, you get one point. If guys are on base, you get three, four, you know, 2, 3, 4 points. This guy we're gonna, we're gonna put a mound up with a rubber. It's gonna be 60 feet, six inches away. Cuz that seems fair. You're gonna throw it to me. We're gonna compete. We're gonna get after it.

Holy [edited]. Here we go. This is ton of [edited] fun. Right?

I think of that as Heroic.

Tim McMahon:
Right.

Sean Casey:
Heroic is my, my foul lines…

Tim McMahon:
It's a game.

Sean Casey:
is my…It's my game! It's my game of life.

So I line up, what are my routines? What are my habits? What are I gonna do to win my morning? What am I gonna do at night to get better sleep? What time do I need to get upstairs? What book am I gonna read? How am I gonna serve my kids today? How am I gonna serve my buddies today?

And all of a sudden at the end of the day I go, man, that was a great game today. Holy [edited].

You know what I mean? It's like, and it's like, you start creating your own game because you've created the boundaries and that Heroic app…when you, when you're shooting that arrow into your targets, it it's a dopamine. It just like, man, this is so freaking awesome.

And all of a sudden you start to realize, wow, you've created some habits and routines that is giving you the life that you've always wanted. Let's go, let's go.

Tim McMahon:
That's it exactly.

Heroic | Transcript: Brandon Guyer Testimonial

Brandon Guyer:
Hi, my name's Brandon Guyer and I could not be more proud, honored, excited, and grateful to be an investor in Heroic.

My wife and I have actually added to our initial investment multiple times because we wholeheartedly believe in the mission of Heroic to change the world by helping people live their best lives and wholeheartedly believe that Brian is the man to lead that charge, and the Heroic team is the team to fulfill that mission.

You know, something I heard Brian say a while back hit me hard and has always stuck with me. He said something along the lines of, 'we will change your life so we can change the world together.'

Of course, that sounds great. But it's another thing to bring that to life and follow through with it by creating something that will help people do just that.

After personally taking part in the Optimize coaching program, which is Brian's previous company, and getting to know Brian on a personal level…talking to him every day, it was clear that investing in Heroic was going to be the easiest decision of our life and the biggest investment we've ever made.

Quite simply, it was a no-brainer for my wife and I. We get a chance to invest in a company that we know and love, a company that will positively impact this world and make it a better place…yes please!

Fast forward to now, August 2022, a little over a year after we made that initial investment, when Heroic was just a thought and Heroic has brought to market a life-changing app that has already helped thousands of people around the world show up more and more consistently at their Heroic best.

In my eyes, this kind of investment opportunity just doesn't come around often. Not only are you investing in a company, but you're investing in a movement that will leave this world a better place for all of our kids and all future generations, which is truly what it is all about.

Heroic | Transcript: Joseph Okleberry Testimonial

Brian Johnson:
11,000 people from 115 countries have signed up. You know, and this is day one. And that's another one of those — thank you, bless you for believing in us.

We're really, really, really, really excited about that, and we're really proud of the feedback that has come in so far.

We hope that you have the same experience that we've, again, the first early users have shared with us. And again, it's day one. We're super, super humble about where we're at, but we're also really excited about it and proud to have received some feedback.

And Joe, just to give you a quick shout out… Joe, dear friend, big investor, student and soon graduate of the master's program at positive psychology. He and I are going back and forth on WhatsApp. The first person I've ever connected with on WhatsApp, that was like a big experience for me. It was fantastic.

So he was one of the first that we shared kind of the early app with. And, you know, Joe's one of the guys I admire most and is this performing at a very high level entrepreneurial as a former venture guy who's been there and done that and helped, you know, launch products and knows what it takes to do what we're trying to do. He's also a spiritual guy who I admire deeply and a scientist and, you know, to receive your feedback on how it's impacted you, was just such a deep thing. Actually, do we have the microphone runner? We had talked about the possibility of you kind of sharing briefly. I'd love to hear from you just to, take a breath and, and hear your thoughts. Because I, whenever I'm kind of sharing what the app does, I'll share what it does, but I'm not the hype guy.

I like to have our community put it in their words, whether it's why they're excited to invest or, in this case, use the membership.

Good to see you, dude.

Joe's feedback, you know, Ray Dalio talks about, believability—you know—that someone who's been there and done that enough times…you are believable. You know. And the feedback I get in general is amazing and inspiring, but Joe's background in both product development and spiritual aspiration and then the science, made our connection in your description of how it's already impacted your life even more profoundly deep. So if you're open to sharing a couple words.

Joseph Okleberry:
Thank you, Brian. It is bright. <laugh>

Hey everyone. My name is Joe, Joseph.

Alright. Who here has installed the Heroic app and set up their big three protocol?

It's about half, less than half. Okay.

And who here thinks has been life changing already?

Yeah. Oh yeah, me too. So yeah, just quickly. I've been…I was so fortunate to get introduced to Brian I think the day before the first fundraising call, this is December of 2020, and I joined on this call and I don't know anything about what's going on. I don't know Optimize, and there's crazy people on the call. <laugh> there, there are fanatics. And I'm like, I don't know what's going on here. I, I think I'm in the wrong room. <laugh> now I am one of those crazy people.

Brian Johnson:
Says the guy who has watched *Finding Joe…*

Joseph Okleberry:
55 times.

Brian Johnson:
Yeah. So let's be clear on who's… heres to the crazy ones. Yeah.

Joseph Okleberry:
That's the origin story I watched *Finding Joe* 55 times. I saw Brian's face a thousand times.

Brian Johnson:
And James, you know?

Joseph Okleberry:
And James from Penn.

So quickly on my story, cause it will make sense.

I made a couple of vows as a child, not sacred vows, but unconscious vows. And they drove me through life and I actually achieved all of them by like the age of 30. However, I realized I didn't get what I actually wanted. You know, I wasn't poor. I didn't have my heart broken and I wasn't part of a cult. I was very religious when I was younger. So I had succeeded on these targets. I had money, I hadn't, you know, been divorced like my parents got divorced, et cetera, but I was depressed in New York city working a hundred hour weeks. And then that set off this journey of trying to figure out what really matters in life. And I had to actually just be humble and say, I don't know the formula.

I really don't. So I went searching. I spent the last four years on sabbatical studying first self-help: Tony Robbins, Joe Dispenza, Hoffman process… I did everything. I love it. By the way. I'm not a hater on self-help at all.

Then flew to the east. I spent a year studying Buddhism and yoga, did my teacher training, became all zen'd out — really love that experience, and finished with this Master's in positive psychology. And through all these modalities, I think I've taken something great from all of them, but nothing has tied everything together so beautifully as the Heroic app.

And the reason I'm so grateful is because I don't have to create it myself.

These guys, Alexandra and team have built exactly…actually more than I could have dreamed of what I wanted to build for myself.

And so I'm so grateful. In the past eight days since I installed the app on a flight to Costa Rica, I have become more virtuous, I've given more hugs. I've said I love you more times.

I have basically gone caffeine free. Caffeine's kind of one of my…when I'm not at my best…that's what I reach for. No caffeine since I got the app installed because I want to swipe no caffeine day, right? I really want to do that.

And so I can honestly say it's the most consequential app for me of my lifetime, already. And there was no guarantee, there was no certainty. This was not easy to pull off.

So, a huge thank you to the Heroic team, the Meta Lab team, and everyone else who's been involved.

I'm so grateful. I'm so glad to be a founding member, an investor, a friend…Brian Johnson is my advisor for my capstone, my master's thesis now — which will serve heroically, the heroic community and, and the world at large. And I'm just here. We checked in with intentions last night before we went to bed and mine was gratitude

Brian Johnson:
Right on dude, same page. You're a good one.